Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES DATE FOR FOURTH QUARTER AND YEAR END 2014
FINANCIAL EARNINGS RELEASE AND CONFERENCE CALL

Toronto, Ontario – January 16, 2015 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) will report financial results for the three months and year ended December 31, 2014, on Thursday, February 26, 2015, before the opening of the stock markets. The Company will also host a conference call on Thursday, February 26, 2015, at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 65620734, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay of the conference call will be available after the call until Thursday, March 12, 2015, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 65620734.  International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at http://www.streetevents.com and www.progressivewaste.com.

Presentation slides which accompany the conference call will be made available in the Investors section of the Progressive Waste Solutions website under Presentations & Events prior to the conference call.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Contact Information:
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com